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April 16, 2012
BY HAND AND BY EDGAR
Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	EverBank Financial Corp Amendment No. 7 to Registration Statement on Form S-1 Filed March 20, 2012 File No. 333-169824
Dear Mr. Webb:
     On behalf of EverBank Financial Corp, a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 8 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 7 (the “Prior Amendment”) to the Registration Statement filed with the Commission on March 20, 2012.

Mark Webb
Securities and Exchange Commission
April 16, 2012

     The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission set forth in the Staff’s letter of March 29, 2012. The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.
     Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. Unless otherwise stated, all references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Prior Amendment.
Amendment No. 7 to Registration Statement on Form S-1
General
1.	We note March 2012 news articles indicating that you have entered into a marketing agreement with Coldwell Banker Vanguard Realty, Inc. Please revise to disclose the material terms of this agreement if it is material to your business.
     The Company respectfully informs the Staff that it does not consider the marketing agreement with Vanguard Realty, Inc. referred to in the Staff’s Comment to be material to the Company’s business. Contrary to the impression that may have been given by press coverage of the marketing agreement, the marketing agreement was merely entered into with Vanguard Realty, Inc. (“Vanguard”), a franchisee of Coldwell Banker Real Estate LLC with offices limited to the Jacksonville, Florida area. Amounts to be paid by the Company to Vanguard for marketing services pursuant to the terms of the marketing agreement are immaterial in amount and significance to the Company. Further, the Company notes that it did not issue any press releases related to the marketing agreement, in part because it viewed the agreement as immaterial, and the press release that was issued by Vanguard was not provided to the Company in advance of its release. Consequently, the Company believes that the terms of the marketing agreement do not constitute information that would be material for an investment decision in the Company.

Mark Webb
Securities and Exchange Commission
April 16, 2012

2.	We note your disclosure regarding your entry into an agreement to acquire MetLife Bank’s warehouse finance business in February 2012. Please revise to disclose the material terms of this agreement.
     The Company has revised its disclosure on pages 9 and 118 of the Registration Statement to disclose the completion of the acquisition of MetLife Bank’s warehouse finance business. However, the Company respectfully informs the Staff that it does not consider the MetLife Bank transaction to be material to the Company’s business. The acquisition consisted of a purchase of approximately $350 million of assets at par value, which represents less than 3% of the Company’s total assets as of December 31, 2011, along with the hiring of 16 employees from MetLife Bank, which represents less than 1% of the Company’s total number of employees. In addition to not viewing its satisfied performance obligations under the agreement to be material, the Company does not view its remaining obligations under the contract as material. As a consequence, the Company believes that the terms of the asset purchase agreement related to the MetLife Bank transaction do not constitute information that would be material for an investment decision in the Company.
Prospectus Summary
3.	We note that you deleted the discussion regarding the consent orders with the Office of Thrift Supervision from the Prospectus Summary. Please reinsert that information and confirm that you will revise any amendments to the registration statement to update this information, as necessary. Refer to prior comment 1 in our letter dated May 20, 2011.
     The Company has revised its disclosure on page 9 of the Registration Statement in response to the Staff’s Comment.
Exhibits
4.	Please file all missing exhibits with your next amendment or tell us when you plan to file them. They are subject to the staff’s review and we will need time to conduct that review. In addition, please file as exhibits the agreement you entered into to acquire MetLife Bank’s warehouse finance business, as described on page 7, and the marketing agreement between the Company and Coldwell Banker Vanguard Realty, Inc., as referenced in comment 1 above.

Mark Webb
Securities and Exchange Commission
April 16, 2012

     The Company has filed with the Amendment a revised form of its director and officer indemnification agreement as Exhibit 10.28. All remaining exhibits to the S-1 will be filed with the next amendment to the Registration Statement. However, the Company respectfully informs the Staff that it does not believe it is required by Item 601(b)(10) of Regulation S-K to file either the Vanguard marketing agreement or the asset purchase agreement related to the MetLife Bank transaction. The Vanguard marketing agreement is of the type of marketing arrangement that the Company enters into in the ordinary course of business and therefore not required to be filed as an exhibit pursuant to Item 601(b)(10)(i) of Regulation S-K, and in any case is not material, as noted in Company’s response to Comment 1. The asset purchase agreement related to the MetLife Bank transaction, although not made in the ordinary course of business, is not material, as noted in the Company’s response to Comment 2, and therefore not required to be filed as an exhibit pursuant to Item 601(b)(10)(i) of Regulation S-K. Finally, neither contract is of the type that would be required to be filed under any other clause of Item 601(b)(10) of Regulation S-K.
* * * * *

Mark Webb
Securities and Exchange Commission
April 16, 2012

     Please contact the undersigned at (212) 735-4112 should you require further information or have any questions.

Very truly yours,
/s/ Richard B. Aftanas

cc:	David Lin
Angela Connell
Sharon Blume
Securities and Exchange Commission

Thomas A. Hajda
EverBank Financial Corp
501 Riverside Ave.
Jacksonville, FL 32202

Lesley Peng
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017